Transamerica Life Insurance Company
Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, Iowa 52499

April 5, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Life Insurance Company

Form RW, Application for Withdrawal of Initial Registration Statement and Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-186168)

Accession Nos. 0001193125-13-021605 and 0001193125-13-169902

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Transamerica Life Insurance Company (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form N-4 (File No. 333-186168) filed with the Commission on January 24, 2013 and April 24, 2013 (together with all exhibits and subsequent amendments thereto, the “Registration Statement”), with such withdrawal to be effective as of the date hereof.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests the withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time. The Registrant confirms that no securities have been or will be issued or sold under the Registration Statement.

If the Commission has any questions or requires any additional information with respect to this application for withdrawal, please contact the undersigned at (213)742-5216.

Sincerely,

Transamerica Life Insurance Company

By:
Name: Alison Ryan
Title: Assistant Secretary